APOLLO RESIDENTIAL MORTGAGE, INC.
9 WEST 57TH STREET
NEW YORK, NEW YORK 10019
212.822.0600
www.apolloresidentialmortgage.com

February 20, 2014

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Apollo Residential Mortgage, Inc. (“AMTG”) has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the U.S. Securities and Exchange Commission on February 20, 2014. This disclosure can be found on page 111 of the Annual Report on Form 10-K and is incorporated by reference herein. AMTG has made such disclosure based on information provided by other companies that may be deemed to be under common control with AMTG, and not because of any conduct by AMTG.

Very truly yours,
Apollo Residential Mortgage, Inc.

By:/s/ Teresa D. Covello
Name: Teresa D. Covello
Title: Chief Financial Officer, Treasurer and Secretary